SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

29 October 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement
Financial statement for the first nine months of 2003*
PERFORMANCE IN THE FIRST NINE MONTHS OF 2003
Appendix 1: 2003 and 2002 — quarterly numbers in DKK
Appendix 2: 2003 and 2002 — quarterly numbers in EUR
Appendix 3: 2002 and 2003 — net turnover by therapy area and geographical area

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 29 October 2003	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement
Financial statement for the first nine months of 2003

29 October 2003

Novo Nordisk’s operating profit grew by 5% in the first nine months — increased expectations for full year profit growth

•	Sales in local currencies increased by 15% compared to the first nine months of 2002. Measured in Danish kroner sales increased by 5% to DKK 19,333 million. The performance in local currencies per therapy area was as follows:

•	Diabetes care sales increased by 15%.

•	Haemostasis management (NovoSeven®) sales increased by 25%.

•	Growth hormone therapy sales increased by 14%.

•	Hormone replacement therapy sales decreased by 3%.

•	Operating profit measured in Danish kroner increased by 5% to DKK 4,575 million in the first nine months of 2003.

•	Net profit increased by 20% to DKK 3,507 million reflecting the growth in operating profit and significant currency hedging gains in the first nine months of 2003 providing a net financial income of DKK 739 million. Earnings per share grew by 21% to DKK 10.18.

•	Operating profit for 2003 is now expected to grow by around 5% compared to previous expectations of growth at a low single-digit percentage rate. Expectations are raised as non-recurring income will be DKK 150 million higher than previously anticipated primarily related to an accounting effect of ZymoGenetics’ public offering of new shares in October 2003.

•	As a consequence of the higher expectations for operating profit growth and unchanged expectations for net financial income of DKK 900 million, net profit for 2003 is now expected to grow by around 15%.

•	Lars Rebien Sørensen, president & CEO, said, “The strong underlying performance continued in the third quarter reflecting solid market penetration of our portfolio of insulin analogues and of NovoSeven®.”

Stock Exchange Announcement number 22 / 2003	Page 1 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Financial statement for the first nine months of 2003*

The accounting policies applied by Novo Nordisk are in accordance with the Danish Financial Statement Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange. The accounting policies are unchanged from 2002.

(Amounts in DKK million except number of employees, earnings per share and number of shares outstanding.)

	9M 2003	9M 2002	% change

Net turnover	19,333	18,479	5%
Gross profit	14,031	13,699	2%
Gross margin	72.6%	74.1%
Sales and distribution costs	5,652	5,629	0%
Percent of sales	29.2%	30.5%
Research and development costs	3,034	3,036	0%
Percent of sales	15.7%	16.4%
Administration costs	1,365	1,371	0%
Percent of sales	7.1%	7.4%
Licence fees and other operating income	595	711	-16%
Operating profit	4,575	4,374	5%
Operating margin	23.7%	23.7%
Net financials	739	123	501%
Profit before tax	5,314	4,497	18%
Tax	1,807	1,574	15%
Minority interests	—	5	—
Net profit	3,507	2,928	20%
Earnings per share (in DKK) — diluted	10.18	8.38	21%
Depreciation and amortisation	1,056	897	18%
Shareholders’ funds	24,037	22,000	9%
Total assets	34,998	32,101	9%
Equity ratio	68.7%	68.5%	—
Full-time employees at the end of the period	18,664	18,041	3%
Average number of A and B shares outstanding (million) — diluted	344.4	349.5	—

*	Financial statements on a quarterly basis in DKK and EUR are provided in Appendices 1 and 2. A detailed breakdown of turnover by therapeutic and geographical areas is provided in Appendix 3.

Stock Exchange Announcement number 22 / 2003	Page 2 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

PERFORMANCE IN THE FIRST NINE MONTHS OF 2003

Net profit increased by 20% to DKK 3,507 million from DKK 2,928 million in the first nine months of 2002. In the first nine months of 2003 EPS grew by 21% to DKK 10.18 from DKK 8.38. This growth is based on:

•	sales growth in local currencies of 15% and of 5% measured in Danish kroner

•	growth in total operating costs of 4%

•	a decrease in licence fees and other operating income of 16%

•	a net financial income of DKK 739 million compared to DKK 123 million in the first nine months of 2002

•	a reduction in the tax rate of 1 percentage point to 34%

•	a reduction in the number of shares outstanding of 1.5% to 344.4 million.

SALES

In the first nine months of 2003 growth was realised in Europe and North America and was driven by sales within diabetes care, haemostasis management and growth hormone therapy.

Diabetes care

Sales of diabetes care products grew by 15% in local currencies compared to the first nine months of 2002 and by 4% measured in Danish kroner to DKK 13,545 million in the first nine months of 2003.

Insulin and delivery systems

Sales of insulin and delivery systems increased by 17% measured in local currencies and by 7% in Danish kroner. Growth was realised in all regions measured in local currencies. Novo Nordisk’s sales of the insulin analogue portfolio increased to DKK 1,780 million (+122%) in the first nine months of 2003.

Stock Exchange Announcement number 22 / 2003	Page 3 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Europe

Sales of insulin and delivery systems increased by 11% in local currencies in the first nine months of 2003. The sales growth partially reflects the de-stocking in the first quarter of 2002 by some European wholesalers but was dampened by public price reforms in a number of markets and an increased level of parallel trade within the EU. Measured in Danish kroner sales increased by 8%.

Sales of the short-acting insulin analogue, NovoRapid®, and the ongoing roll-out of the dual-release insulin analogue, NovoMix® 30, continued to drive growth and solidify the position of Novo Nordisk in Europe during the first nine months of 2003.

North America

Sales of insulin and delivery systems increased by 38% in local currencies in the first nine months of 2003 compared to the same period of 2002. Measured in Danish kroner sales increased by 16%, reflecting a depreciation of the US dollar of 17%.

This positive development, which also reflects an increase in market share, was primarily driven by sales of NovoLog® (the US brand name for NovoRapid®), further supported by penetration of the dual-release insulin analogue NovoLog® Mix 70/30 and the insulin delivery device InnoLet® launched in the second half of 2002.

Japan & Oceania

In local currencies sales of insulin and delivery systems increased by 12% in the first nine months of 2003. Measured in Danish kroner sales increased by 1%. This primarily reflects an 11% depreciation on average of Japanese yen versus Danish kroner for the first nine months of 2003. Sales growth was also negatively influenced by the government-mandated reduction in reimbursement prices from April 2002.

International Operations

Sales of insulin and delivery systems increased by 16% in local currencies compared to the first nine months of 2002. The sales growth was significantly impacted by a negative currency environment, especially for the Brazilian real, Turkish lira and Chinese yuan. Measured in Danish kroner the turnover was unchanged. The sales were furthermore impacted by the unstable political situation in the Middle East.

Oral antidiabetic products (OAD)

Sales of OAD decreased by 5% measured in local currencies compared to the first nine months of 2002. The general appreciation of the Danish krone, especially against the US dollar, affected sales negatively, hence sales decreased by 15% to DKK 1,050 million measured in Danish kroner. The sales development in North America was negatively affected by a more competitive market and a lowering of wholesaler inventory levels in the first nine months of 2003.

Haemostasis management (NovoSeven®)

Sales of NovoSeven® increased by 25% in local currencies compared to the first nine months of 2002. Measured in Danish kroner sales increased by 11% to DKK 2,934 million.

Sales growth for NovoSeven® was primarily driven by the performance in North America followed by Europe. Sales in North America constitute close to 60% of total NovoSeven® sales.

Several factors contributed to the sales growth of NovoSeven® in the first nine months of 2003. The largest segment for NovoSeven® remains the use for congenital bleeding disorders, and this segment continues to deliver the predominant part of growth in sales. In

Stock Exchange Announcement number 22 / 2003	Page 4 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

terms of areas of use, NovoSeven® has traditionally been used in connection with acute bleeding episodes, which remain the largest area. However, usage of NovoSeven® in connection with elective surgery has been increasing over the past years, and during the first nine months of 2003 this area also contributed to growth.

In addition, the increased awareness of the use of NovoSeven® in connection with acquired haemophilia has led to greater use for this patient group. Finally, sales have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy

In local currencies sales of human growth hormone products increased by 14% compared to the first nine months of 2002. Measured in Danish kroner sales increased by 4% to DKK 1,613 million.

Sales outside Japan increased by 21% in local currencies or 12% in Danish kroner, driven by the continued market penetration by the liquid growth hormone, Norditropin® SimpleXx®, in North America, International Operations and Europe. Close to 65% of sales are realised outside Japan.

In Japan, sales measured in local currency increased by 4% whereas sales measured in Danish kroner decreased by 8%, negatively impacted by the depreciation of the Japanese yen versus the Danish krone. Increased overall market growth has counteracted an impact of the government-mandated reduction in reimbursement prices from April 2002.

Hormone replacement therapy

Sales of hormone replacement therapy products decreased by 3% in local currencies compared to the first nine months of 2002. Measured in Danish kroner sales decreased by 7% to DKK 932 million.

Sales in the third quarter 2003 were positively impacted by the change in the US distribution set-up for Novo Nordisk’s HRT products. With effect from July onwards, Novo Nordisk now records sales as the net turnover value to wholesalers whereas income previously was split between income from HRT products sold to Pharmacia/Pfizer and a royalty income on Pharmacia/Pfizer’s in-market sales. Currently, Novo Nordisk and Pfizer are negotiating settlement terms related to the costs and damages imposed upon Novo Nordisk following the change of the US distribution set-up for Activella® and Vagifem® by July 2003.

In the regions outside North America, Novo Nordisk’s sales have decreased by 16% measured in Danish kroner broadly in line with the contraction in the overall HRT market. The general market contraction is caused by the early termination in mid-2002 of the US Women’s Health Initiative (WHI) study combined with the negative findings in the British Million Women Study as well as a continued negative pricing environment in Europe.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

Production costs increased by 11% to DKK 5,302 million in the first nine months of 2003 — slightly below the volume growth. The gross margin decreased by 1.5 percentage point compared to the first nine months of 2002, reflecting a 1.8 percentage point negative currency impact.

Total non-production-related costs remained almost unchanged at DKK 10,051 million compared to the first nine months of 2002. The development in costs reflects the impact

Stock Exchange Announcement number 22 / 2003	Page 5 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

from the depreciation of major currencies versus the Danish krone, but also the continued cost-consciousness programmes.

In total, licence fees and other operating income amounted to DKK 595 million in the first nine months of 2003 compared to DKK 711 million in the first nine months of 2002. In the first nine months of 2003, licence fees and other operating income included income related to the settlement of a patent dispute with Aventis in January 2001. In the third quarter of 2003, licence fees and other operating income was impacted by income related to the termination of the US HRT marketing agreement by Pfizer.

NET FINANCIALS AND TAX

Net financials showed a net income of DKK 739 million in the first nine months of 2003 compared to DKK 123 million in the first nine months of 2002. Foreign exchange hedging gains related to the hedging of especially the USD, JPY and GBP contributed with DKK 745 million in the first nine months of 2003 compared to DKK 130 million in the first nine months of 2002.

The effective tax rate for the first nine months of 2003 was 34%, down from 35% in the first nine months of 2002, leading to a total tax expense of DKK 1,807 million.

OUTLOOK 2003

Sales for the full year are still expected to grow by close to 5% as a negative currency impact of almost 10% is foreseen for 2003 compared to 2002. This currency impact is reflecting the continued weakening of the USD and other major invoicing currencies during 2003.

Expectations for operating profit growth for the full year 2003 have been increased to around 5%. The increase reflects approximately DKK 150 million higher than previously anticipated non-recurring income related to the expected accounting effect of ZymoGenetics’ public offering of new shares in October 2003 and the reversal in the third quarter of 2003 of the remaining part of an accrued up-front payment from Pharmacia related to the US HRT business. The expectation for operating profit growth is now based on expected licence fees and other operating income of around DKK 1.1 billion, including significant income related to the settlement of a patent dispute with Aventis in January 2001. The unfavourable development in Novo Nordisk’s major invoicing currencies is now expected to have a negative impact on growth in operating profit for 2003 of close to 20 percentage points.

As Novo Nordisk has hedged cash flows for 2003 in relation to USD, JPY and GBP, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials. Net financial income is still expected to be at the level of DKK 900 million for the year.

The tax rate is still expected to be 34% for 2003, 1 percentage point lower than in 2002. Reflecting the increased impact from non-recurring items included in the expected operating profit for 2003, net profit is now expected to grow by around 15%.

Investments in fixed assets are now expected to be below DKK 2.5 billion in 2003, as the cash investment allocated to 2003 on a number of recently initiated investments has been reduced. Depreciation and amortisation for 2003 are still expected to be at the level of DKK 1.5 billion.

Stock Exchange Announcement number 22 / 2003	Page 6 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

All of the above expectations are provided that currency exchange rates remain at the current levels for the rest of 2003.

UPDATE ON THE RESEARCH & DEVELOPMENT PORTFOLIO

Development — diabetes care

Novo Nordisk has received an Approvable Letter from the US Food and Drug Administration (FDA) for insulin detemir, a long-acting insulin analogue for the treatment of diabetes. In the letter the FDA requests that Novo Nordisk addresses certain clinical issues and provides additional information before US marketing approval can be granted. Novo Nordisk is working with the agency to clarify and resolve the outstanding issues. The FDA has performed pre-approval inspection of the insulin detemir manufacturing facilities, enabling Novo Nordisk to supply the product to the market when final approval has been achieved. The implications for the timeline of the US approval process are contingent upon the outcome of the discussions with the FDA and are expected to be communicated in connection with the full-year release on 5 February 2004.

The European regulatory process for insulin detemir is ongoing and Novo Nordisk is currently addressing the remaining questions on the preclinical data and process documentation, aiming at obtaining an opinion by the Committee for Proprietary Medicinal Products (CPMP) around year-end.

Novo Nordisk has decided to suspend the exploratory clinical trials with NN414, a beta-cell-selective compound, in people with type 1 and type 2 diabetes, as there were signs of an unwanted elevation of liver enzymes in the blood, indicating an adverse effect on the liver during treatment with NN414. Data available to Novo Nordisk show that in patients, in whom elevated liver parameters were observed, this effect was reversible following drug discontinuation.

NovoMix® 30 has been approved in Japan and will be launched under the name NovoRapid® 30 Mix as the first premixed insulin analogue preparation on the Japanese market early next year.

Development — haemostasis management

In Europe, Novo Nordisk has received a positive CPMP opinion for the use of NovoSeven® in patients with factor VII deficiency and Glanzmann’s thrombasthenia. In these patients NovoSeven® is used to treat acute bleeding episodes and prevention of bleeding during invasive procedures.

Novo Nordisk has recently finalised patient enrolment in the three clinical phase 2 programmes studying the use of NovoSeven® for patients bleeding due to traumatic injuries, patients undergoing liver transplantation and patients with spontaneous bleeding episodes following stem cell transplantation. However, due to a longer than expected period for patient enrolment as well as a more comprehensive data package than previously anticipated, Novo Nordisk now expects to report the results from these studies during the first quarter of 2004.

UPDATE ON SUSTAINABLE DEVELOPMENT

In a unique partnership, Novo Nordisk, the University of Oxford and the Oxford Radcliffe Hospital’s National Health Service Trust launched OCDEM — The Oxford Centre for Diabetes, Endocrinology and Metabolism. This centre, for the first time, integrates under one roof basic and clinical research with patient care and medical training. Novo Nordisk has invested GBP 4 million towards the creation of the GBP 12 million building. The Centre

Stock Exchange Announcement number 22 / 2003	Page 7 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

employs 70 scientists and associated staff and is expected to take care of more than 15,000 patient contacts a year.

For the second year in a row, Novo Nordisk is ranked highly in two respected sustainability stock indexes. Dow Jones Sustainability World Indexes have rated Novo Nordisk first in the Pharmaceuticals Industry Group. The rating reflects the company’s performance across economic, environmental and social criteria compared to the industry average. Novo Nordisk also received a fourth-place ranking in the Dow Jones STOXX Sustainability Index which measures European companies. The Dow Jones Sustainability Indexes are the first global indexes tracking the financial performance of the leading sustainability-driven companies worldwide.

SHAREHOLDERS’ FUNDS

Total shareholders’ funds were DKK 24,037 million at the end of the first nine months of 2003, equalling 68.7% of total assets, compared with 72.8% at 31 December 2002.

DKK million

Shareholders’ funds at 31 December 2002	22,928
Net profit for the period	3,507
Purchase of own shares	(1,116)
Sale of own shares (employee shares)	12
Dividends paid	(1,243)
Other adjustments	(51)

Shareholders’ funds at 30 September 2003	24,037

Share repurchase programme and holding of own shares

The DKK 2 billion share repurchase programme, announced in August 2002, is ongoing and so far Novo Nordisk has repurchased Novo Nordisk B shares worth approximately DKK 1.5 billion which are kept as treasury shares.

As per 29 October 2003 Novo Nordisk A/S and its wholly-owned affiliates owned 14,446,841 of its own B shares corresponding to 4.07% of the total share capital.

Management’s holding of Novo Nordisk B shares

As mentioned in Novo Nordisk’s Annual Financial Report for 2002 and in connection with the financial statement for the first half year of 2003, the requirement for the share ownership of present and former members of Executive Management linked to the participation in the demerger launch incentives expires in January 2004.

The Board of Directors has been informed by some participants in the demerger launch incentive programme that they intend to divest part of their Novo Nordisk B shares in the trading window following the announcement of the full-year results in February 2004.

CALENDAR 2004

5 February 2004 — Annual results 2003

16 March 2004 — Annual General Meeting

30 April 2004 — Financial statement for the first quarter of 2004

11 August 2004 — Financial statement for the first half of 2004

27 October 2004 — Financial statement for the first nine months of 2004

Stock Exchange Announcement number 22 / 2003	Page 8 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

CONFERENCE CALL

At 15.00 CET today, corresponding to 14.00 UK time and 9.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on www.novonordisk.com, which can be found under ‘Investors — Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide our current expectations or forecasts of future events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 March 2003. Please also refer to the section ‘Financial Risk Factors’ in the Annual Financial Report 2002. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsværd, 29 October 2003
The Board of Directors
Novo Nordisk A/S

Stock Exchange Announcement number 22 / 2003	Page 9 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis Tel (direct): (+45) 4442 3573	Peter Haahr Tel (direct): (+45) 4442 1207

Christian Kanstrup Tel (direct): (+45) 4443 7801

Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America:	In North America:
Susan T Jackson Tel (direct): (+1) 609 919 7776	Investor Relations Office Tel (direct): (+1) 609 919 7846

Further information on Novo Nordisk is available on the company’s internet homepage at the address: www.novonordisk.com

Stock Exchange Announcement number 22 / 2003	Page 10 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Novo Nordisk Group

Appendix 1: 2003 and 2002 — quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

								% change
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2002 -
	2003	2003	2003	2002	2002	2002	2002	Q3 2003

Net turnover	6,703	6,524	6,106	6,708	6,445	6,553	5,481	4%
Gross profit	4,886	4,715	4,430	4,855	4,755	4,870	4,074	3%
Gross margin	72.9%	72.3%	72.6%	72.4%	73.8%	74.3%	74.3%
Sales and distribution costs	1,929	1,901	1,822	1,850	1,827	1,953	1,849	6%
Percent of sales	28.8%	29.1%	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	1,052	1,005	977	1,103	1,063	1,023	950	-1%
Percent of sales	15.7%	15.4%	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	485	416	464	580	464	455	452	5%
Percent of sales	7.2%	6.4%	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	216	226	153	283	117	167	427	85%
Operating profit	1,636	1,619	1,320	1,605	1,518	1,606	1,250	8%
Operating margin	24.4%	24.8%	21.6%	23.9%	23.6%	24.5%	22.8%
Net financials	77	329	333	198	24	82	17	221%
Profit before tax	1,713	1,948	1,653	1,803	1,542	1,688	1,267	11%
Net profit	1,130	1,286	1,091	1,167	1,003	1,101	824	13%
Depreciation and amortisation	372	365	319	435	302	296	299	23%
Shareholders’ funds	24,037	23,159	22,158	22,928	22,000	21,153	19,782	9%
Total assets	34,998	33,028	31,269	31,496	32,101	30,520	28,674	9%
Equity ratio	68.7%	70.1%	70.9%	72.8%	68.5%	69.3%	69.0%
Full-time employees at the end of the period	18,664	18,465	18,221	18,005	18,041	17,925	17,561	3%
Diluted earnings per share (in DKK)	3.30	3.74	3.15	3.35	2.87	3.15	2.36	15%
Average number of shares* outstanding (million) — diluted EPS	342.6	343.8	346.7	348.5	349.4	349.4	349.8	-2%

*	For Q3 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 342,592,169.

Stock Exchange Announcement number 22 / 2003	Page 11 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Novo Nordisk Group

Appendix 2: 2003 and 2002 — quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

								% change
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2002 -
	2003	2003	2003	2002	2002	2002	2002	Q3 2003

Net turnover	903	879	822	903	868	882	738	4%
Gross profit	658	635	597	654	640	656	549	3%
Gross margin	72.9%	72.3%	72.6%	72.4%	73.8%	74.3%	74.3%
Sales and distribution costs	260	256	246	249	247	263	250	6%
Percent of sales	28.8%	29.1%	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	142	135	132	149	143	138	128	-1%
Percent of sales	15.7%	15.4%	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	65	56	62	78	62	61	61	5%
Percent of sales	7.2%	6.4%	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	29	30	21	38	16	22	58	85%
Operating profit	220	218	178	216	204	216	168	8%
Operating margin	24.4%	24.8%	21.6%	23.9%	23.6%	24.5%	22.8%
Net financials	11	44	45	27	4	11	3	221%
Profit before tax	231	262	223	243	208	227	171	11%
Net profit	152	173	147	157	135	148	111	13%
Depreciation and amortisation	50	49	43	59	41	40	40	23%
Shareholders’ funds	3,237	3,119	2,984	3,088	2,963	2,849	2,664	9%
Total assets	4,713	4,448	4,211	4,242	4,323	4,110	3,862	9%
Equity ratio	68.7%	70.1%	70.9%	72.8%	68.5%	69.3%	69.0%
Full-time employees at the end of the period	18,664	18,465	18,221	18,005	18,041	17,925	17,561	3%
Diluted earnings per share (in EUR)	0.44	0.50	0.42	0.45	0.39	0.42	0.32	15%
Average number of shares* outstanding (million) — diluted EPS	342.6	343.8	346.7	348.5	349.4	349.4	349.8	-2%

Translated for convenience at the 30 June 2003 exchange rate of EUR 1.00 = DKK 7.4256

*	For Q3 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 342,592,169.

Stock Exchange Announcement number 22 / 2003	Page 12 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

The Novo Nordisk Group

Appendix 3: 2002 and 2003 — net turnover by therapy area and geographical area

(Amounts in DKK million)

								% change
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2002 -
	2003	2003	2003	2002	2002	2002	2002	Q3 2003

Net turnover total	6,703	6,524	6,106	6,708	6,445	6,553	5,481	4%
Net turnover by therapy area
Diabetes Care	4,679	4,571	4,295	4,698	4,555	4,578	3,834	3%
Haemostasis management	1,011	997	926	986	909	926	800	11%
Growth hormone therapy	539	553	521	578	555	548	450	-3%
Hormone replacement therapy	361	292	279	335	323	349	335	12%
Other	113	111	85	111	103	152	62	10%
Net turnover by geographical area *
Europe	2,920	2,935	2,723	2,903	2,794	2,816	2,420	5%
North America	1,674	1,501	1,566	1,504	1,557	1,498	1,354	8%
Japan & Oceania	1,082	1,030	907	1,190	1,051	1,119	879	3%
International Operations	1,027	1,058	910	1,111	1,043	1,120	828	-2%

(Amounts in EUR million)

								% change
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2002 -
	2003	2003	2003	2002	2002	2002	2002	Q3 2003

Net turnover total	903	879	822	903	868	882	738	4%
Net turnover by therapy area
Diabetes Care	630	616	578	633	613	617	516	3%
Haemostasis management	136	134	125	133	122	125	108	11%
Growth hormone therapy	73	74	70	78	75	74	61	-3%
Hormone replacement therapy	49	39	38	45	43	47	45	12%
Other	15	16	11	14	15	19	8	10%
Net turnover by geographical area *
Europe	394	396	366	390	376	378	326	5%
North America	225	202	211	203	210	202	182	8%
Japan & Oceania	146	139	122	160	142	151	118	3%
International Operations	138	142	123	150	140	151	112	-2%

Translated for convenience at the 30 June 2003 exchange rate of EUR 1.00 = DKK 7.4256

*	Europe: EU, EFTA, Poland, Czech Republic, Slovakia, Slovenia, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Stock Exchange Announcement number 22 / 2003	Page 13 of 13

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790